Exhibit 11

ALLIN CORPORATION

CALCULATION OF EARNINGS (LOSS) PER COMMON SHARE

(Dollars in thousands, except per share data)

	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2006
Net income (loss)	$284	$(954)	$1,860
Accretion and dividends on preferred stock	740	900	1,261

Net (loss) income attributable to common shareholders	$(456)	$(1,854)	$599

(Loss) earnings per common share—basic	$(0.07)	$(0.26)	$0.08

(Loss) earnings per common share—diluted	$(0.07)	$(0.26)	$0.06

Weighted average common shares outstanding during the period—basic	6,967,339	7,185,147	7,553,539

Weighted average common shares outstanding during the period	6,967,339	7,185,147	7,553,539
Effect of options	—	—	178,130
Effect of convertible preferred stock	—	—	4,285,714

Weighted average number of shares outstanding during the period—diluted	6,967,339	7,185,147	12,017,383